The Massachusetts Health & Education Tax-Exempt Trust

FILE #811-07660

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
4/28/2006	MASS HFA HSS BONDS 2006 SERIES A	40,330,000	1,000,000

Lehman Brother; J.P. Morgan Securities Inc.; UBS Securities LLC; A.G. Edwards & Sons, Inc.; Banc of America Securities LLC; First Albany Capital Inc.; Goldman Sachs & Co.; Loop Capital; Merrill Lynch & Co.; Morgan Stanley; Piper Jaffray

8/2/2006	COMMONWEALTH OF PUERTO RICO	835,650,000	500,000

Morgan Stanley; Goldman Sachs & Co.; Banc of America Securities LLC; Citigroup Global Markets Inc.;  J.P. Morgan Securities Inc.; Lehman Brothers Inc.; Merrill Lynch & Co.;  Popular Securities, Inc;, Raymond James & Associates; Ramirez & Co. Inc.; Wachovia Bank; National Association; UBS Securities LLC